January 27, 2021

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On November 30, 2020, Northern Lights Fund Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Sierra Tactical Bond Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on December 20, 2021, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please ensure the name of the series is present on the cover page.

Response: The Registrant has updated the cover page to include the name of the series.

2.	Comment: Please confirm if the Class T shares should be listed. If the Class T shares should not be listed, please explain why.

Response: Class T shares are not operational and are not currently offered.

3.	Comment: Please confirm all disclosures throughout the filing are updated as of the most recent calendar year or fiscal year, as required by Form N-1A.

Response: The Registrant confirms that all disclosures have been updated as of the most recent calendar year or fiscal year, as required by Form N-1A.

4.	Comment: Please revise the language throughout the Registration Statement to confirm the Fund has commenced operations for a full calendar year.

Response: The Registrant confirms that all disclosure has been updated to reflect that the Fund has commenced operations for a full calendar year.

Prospectus

Fee Table

5.	Comment: Please provide a complete fee table in the response letter to Staff comments.

Response: Please see completed fee table below:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Instl Class	Investor Class
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of the lower of purchase price or redemption proceeds)	1.00%	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.05%	1.05%	1.05%	1.05%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%	0.40%
Other Expenses	0.19%	0.19%	0.19%	0.19%
Acquired Fund Fees and Expenses (1)	0.52%	0.52%	0.52%	0.52%
Total Annual Fund Operating Expenses	2.01%	2.76%	1.76%	2.16%
(1)	Acquired Fund Fees and Expenses are the average indirect costs of investing in other investment companies (the “Underlying Funds”). The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

6.	Comment: With regard to footnote one, please revise to eliminate estimates as the Fund has a full year of operations.

Response: Footnote 1 has been revised to read: “Acquired Fund Fees and Expenses are the average indirect costs of investing in other investment companies (the “Underlying Funds”). The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Expense Example

7.	Comment: Please add disclosure stating that the expense waiver is only in effect for one year.

Response: The Registrant has revised the disclosure in question as follows (italics added to depict revised disclosure):

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example further assumes that the expense limitation described in the footnotes to the fee table is in effect only until the end of the 1-year period. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

8.	Comment: Please add 5-year and 10-year columns to the expense example.

Response: The Registrant as revised the disclosure to add the columns as follows:

Class	1 Year	3 Years	5 Years	10 Years
Class A	$767	$1,169	$1,596	$2,778
Class C	$279	$856	$1,459	$3,090
Instl Class	$179	$554	$954	$2,073
Investor Class	$219	$676	$1,159	$2,493

Principal Investment Strategies

9.	Comment: Please revise the Fund’s 80% policy to state that the Fund will invest at least 80% of its net assets directly in fixed income securities rather than “Underlying Bond Funds.” Given the Fund’s name, it would have to invest directly in bonds or other fixed income securities to comply with Rule 35d-1. Alternatively, the 80% policy can remain as drafted if the Registrant can demonstrate to the Staff that the underlying funds, in which the Fund will invest, will be 100% invested in bonds or other fixed income securities.

Response: The Adviser has confirmed to the Registrant that the Fund will solely be invested in underlying funds that are fully invested in fixed income securities to the extent necessary to satisfy Rule 35d-1.

10.	Comment: With regard to the statement, “the Adviser expects the Fund to be primarily invested in HYCB Funds under most market conditions,” please provide a percentage, rather than using the term “primarily invested.”

Response: The Registrant has revised the disclosure in question to read (italics added to depict revised disclosure):

…the Adviser expects the Fund to be at least 80% invested in HYCB Funds under most market conditions…

11.	Comment: With regard to the statement, “the Adviser does not employ a passive ‘buy and hold’ strategy,” consider redrafting this language to plainly state that the portfolio is an actively managed fund.

Response: The Registrant respectfully declines to revise the existing disclosure.

12.	With regard to the statement, “as part of its integrated risk-management disciplines, the Adviser monitors each HYCB Fund held in the Fund daily and applies a trailing-stop discipline separately to each HYCB Fund in the Fund’s portfolio,” please add disclosure to explain what “trailing stop discipline” means.

Response: The Registrant has revised the disclosure in question as follows (italics added to depict revised disclosure):

As part of its integrated risk-management disciplines, the Adviser monitors each HYCB Fund held in the Fund daily and applies a trailing-stop discipline (which generates the Sell signals) separately to each HYCB Fund in the Fund’s portfolio.

13.	Comment: With regard to the statements, “the adviser does not expect to average more than two Sell signals alternated with two Buy signals per year in the HYCB Funds. Thus, the Adviser expects that the Fund’s portfolio turnover rate will average approximately 200% per year,” please add language to clarify whether this means a 200% turnover for the entire portfolio, or just the HYCB Funds.

Response: The Registrant has revised the disclosure in question as follows (italics added to depict revised disclosure):

Thus, the Adviser expects that the Fund’s overall portfolio turnover rate will average approximately 200% per year

14.	Comment: The Registration Statement indicates that “the Fund invests in open-end investment companies (mutual funds) and exchange-traded funds (“ETFs”) that primarily invest in high-yield corporate bonds, also commonly known as junk bonds, (“HYCB Funds”) or long-duration U.S. Treasury securities (“Treasury Bond Funds”)” and that “for the purpose of this prospectus, HYCB Funds and Treasury Bond Funds are collectively referred to as Underlying Bond Funds.” The Staff notes, as of the Fund’s June 30, 2020 schedule of investments, that the Fund’s held 75% in an iShares Treasury Bond ETF, which does not align with this disclosure. Please revise the disclosure or supplementally explain the discrepancy.

Response: The Registrant notes that the stated disclosure in question, which is the first sentence of the Fund’s principal investment strategy disclosure, reads (italics added for emphasis): The Fund invests in open-end investment companies (mutual funds) and exchange-traded funds (“ETFs”) that primarily invest in high-yield corporate bonds, also commonly known as junk bonds (“HYCB Funds”) or long-duration U.S. Treasury securities (“Treasury Bond Funds”).

The Registrant further notes that the Fund’s strategy disclosure also contains the following: When any HYCB Fund declines in price enough to generate a “Sell signal” under the Adviser’s trailing-stop discipline, the Fund will sell that HYCB Fund and invest the proceeds in one or more Treasury Bond Funds.

Give the disclosure referenced above, the Registrant respectfully declines to revise the existing disclosure as it believes the investment referenced by the Staff is consistent with the Fund’s principal investment strategy.

Principal Investment Risks

15.	Comment: Please revise the order of each Fund’s principal investment risks so that they appear by order of importance most likely to affect the Fund’s NAV, yield, and total return rather than alphabetical.

Response: The Registrant respectfully declines to reorder the principal investment risks of the Fund. The Registrant believes that the risks should remain alphabetical to avoid potentially misleading investors by giving the impression that the Registrant is able to correctly predict the rank of other risks. The Registrant further notes that there is no requirement in Form N-1A that restricts a fund from ordering its principal investment risks alphabetically.

16.	Comment: Please consider whether “Interest Rate Risk” would be appropriate to add to the Fund’s principal investment risks.

Response: The Registrant has added the following disclosure to the Fund’s principal investment risks:

Interest Rate Risk. Interest rate risk is the risk that bond prices overall, including the prices of securities held by the Fund, will decline over short or even long periods of time due to rising interest rates. Bonds with longer maturities tend to be more sensitive to interest rates than bonds with shorter maturities. For example, if interest rates go up by 1.0%, the price of a 4% coupon bond will decrease by approximately 1.0% for a bond with 1 year to maturity and approximately 4.4% for a bond with 5 years to maturity.

17.	Comment: With regard to the Fund’s position in the iShares Treasury Bond ETF, please confirm if the Fund invests primarily in a single ETF or underlying fund. If so, please ensure that the principal investment strategies and risks of that single underlying fund are incorporated into the Fund’s disclosure as applicable.

Response: The Registrant notes that the Fund does not primarily invest in a single ETF or underlying fund, but rather, as it stated in the Fund’s principal investment strategy, “uses proprietary rules to tactically shift the Fund’s assets from HYCB Funds to Treasury Bond Funds and the reverse, and on occasion temporarily into money-market funds.” The Registrant believes that the Fund’s current strategy and risk disclosures as appropriately tailored for the Fund’s investments.

Performance

18.	Comment: Please update this section to reflect that the Fund has completed a full year of calendar performance.

Response: The Registrant has revised this section as appropriate to reflect the Fund’s completion of a full year of calendar performance.

How to Purchase Shares

19.	Comment: Please revise the cross reference “which are discussed below” to read “which are discussed in Appendix A”.

Response: The Registrant has revised the disclosure as requested.

20.	Comment: Please move all sales charge waiver disclosure related to Morgan Stanley Wealth Management into Appendix A.

Response: The Registrant has revised the disclosure as requested.

21.	Comment: Per IM Guidence update 2016-06, please revise disclosure associated with Appendix A as follow: (i) include a prominent statement within this section of the prospectus to the effect that different intermediaries may impose different sales loads and that these variations are described in Appendix A; (ii) add a cross reference to Appendix A in the narrative introduction to the fee table; (iii) supplementally confirm that all other applicable intermediaries and any applicable waivers for any classes have been provided; (iv) move the three paragraphs within Appendix A that begin, “[t]he availability of certain initial or deferred…” to the How to Purchase Shares section of the prospectus; (v) delete any reference to Class B in this section and Appendix A; (vi) please move the disclosure that begins “effective July 1, 2018…”, under the heading “Front-end Sales Charge….”

Response: The Registrant has revised the disclosure in question as requested. The Registrant confirms that all applicable intermediaries and any applicable waivers for any share classes have been provided.

Statement of Additional Information

Investment Restrictions

22.	Comment: Please review and expand upon the disclosure for Investment Restriction 2. The staff notes that other filings under the Registrant contain additional disclosure.

Response: The Registrant has added the following disclosure:

With respect to interpretations of the SEC or its staff described in fundamental restriction number 2 above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act, which prohibits mutual funds from issuing senior securities. Under the 1940 Act, a mutual fund may borrow from a bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 percent for all borrowings; or from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made. However, rather than rigidly deeming all such practices outside of bank borrowing as impermissible forms of issuing a "senior security" under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of "covering" fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

23.	Comment: Consider adding the Fund’s 80% policy to the Fund’s non-fundamental policy disclosure.

Response: The Registrant respectfully declines to revise the existing disclosure.

Trustee and Officer Table

24.	Comment: Please ensure that all disclosure is updated in the table, including number of portfolios in the fund complex.

Response: The Registrant confirms that all disclosure in the table has been updated, including number of portfolios in the fund complex.

25.	Comment: Please add disclosure explaining the effect that a control person has on the voting rights of other shareholders.

Response: The Registrant has added the following disclosure:

Persons controlling a Fund can determine the outcome of any proposal submitted to the shareholders for approval, including changes to the Fund’s fundamental policies or the terms of the management agreement with the Adviser.

Part C

26.	Comment: Please ensure that all applicable hyperlinks are made, including any documents incorporated by reference to the filing.

Response: The Registrant confirms that all applicable hyperlinks have been included.

* * * * *

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

cc: JoAnn M. Strasser